United States Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

(Mark One)

☒Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

or

☐Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 001-11001

Frontier Communications 401(k) Savings Plan

(Full title of the Plan)

Frontier Communications Corporation

401 Merritt 7

                Norwalk, CT  06851

(Name of issuer of the securities held

pursuant to the Plan and the address

of its principal executive offices)

FRONTIER COMMUNICATIONS 401(k) savings plan

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm)

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2015	3

Notes to Financial Statements	4 - 13

Supplemental Schedules: *

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2015	14

Signature	15

Consent of Independent Registered Public Accounting Firm	16

* Schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator

of the Frontier Communications 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Frontier Communications 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Insero & Co. CPAs, LLP

Certified Public Accountants

Insero & Co. CPAs, LLP

Certified Public Accountants

Rochester, New York

June 22, 2016

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
ASSETS
Interest in Frontier Communications 401(k) Plans
Master Trust, at fair value	$1,455,907,733	$1,452,317,086

Receivables:
Notes receivable from participants	53,468,464	52,638,397
Participant contributions	2,474,095	726,307
Employer contributions	1,273,457	656,686
Receivables from other plans	8,135,637	-
Total receivables	65,351,653	54,021,390

Net assets available for benefits	$1,521,259,386	1,506,338,476

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

2015
Additions to net assets attributed to:
Investment income from Plan's interest in Frontier
Communications 401(k) Plans Master Trust	$201,038

Interest on notes receivable from participants	2,230,969

Contributions:
Participant	70,173,196
Employer	24,260,254
Rollovers	9,561,055
Total contributions	103,994,505

Total additions	106,426,512

Deductions from net assets attributed to:
Benefits paid to participants	(99,318,746)
Administrative and other expenses	(322,493)
Total deductions	(99,641,239)

Net increase in net assets available for benefits	6,785,273

Transfer from Other Plans (see Note 1)	8,135,637

Net assets available for benefits:
Beginning of year	1,506,338,476
End of year	$1,521,259,386

See accompanying notes to financial statements.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)     Description of the Plan

General

The following brief description of the Frontier Communications 401(k) Savings Plan (the “Plan”) provides general and limited information.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. Copies of the Plan document are available from the Plan sponsor.

(a)     Background

The Plan is a defined contribution plan sponsored and managed by Frontier Communications Corporation (“Frontier” or the “Company” or the “Plan Administrator”). Under the terms of the Plan, employees are eligible to participate in the Plan immediately following the employee’s completion of 30 days of service (the “entry date”), provided that the employee is employed by a participating employer in an eligible class of employees. Leased employees, individuals not on the employer’s payroll, per diem and casual workers, temporary employees, and scholarship students are ineligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On October 24, 2014, Frontier acquired the wireline properties of AT&T Inc. (“AT&T”) in Connecticut (the “Connecticut Acquisition”). Following the Connecticut Acquisition, Frontier now owns and operates the wireline business and fiber optic network servicing residential, commercial and wholesale customers in Connecticut.

Under the terms of the agreements between AT&T and Frontier, certain former AT&T 401(k) Plans were merged into the Plan, and assets of $373,490,876 were transferred into the Plan as of December 31, 2014.

In June 2015, Frontier acquired the defined assets and liabilities of a network services company. Under the terms of the agreements, former employees who were transferred to Frontier and covered by a former plan, were transferred into the Plan.  The Plan recorded a receivable at December 31, 2015, and assets were transferred into the Plan in January 2016, in the amount $8,135,637.

 (b)    Contributions

Eligible employees may contribute, in 1% increments, up to 75% of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. The maximum contribution allowed for deferral for U.S. federal income tax purposes in 2015 was $18,000.

In addition, eligible Company union employees covered by collective bargaining agreements may also elect to make after-tax contributions, in 1% increments of their annual eligible compensation, through payroll deductions up to 50% of the participant’s eligible compensation reduced by the percentage of eligible compensation deferred through elective pre-tax deferrals.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The Plan allows for the election of Roth 401(k) contributions and regular after-tax contributions for non-union employees. No matching contributions are made with respect to regular after-tax contributions. Certain union employee Plan participants are eligible to receive matching contributions with respect to their Roth 401(k) contribution.

All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (“IRC”).  The maximum allowable catch-up contribution for 2015 was $6,000. No matching contributions are made with respect to a participant’s catch-up contributions.

Frontier matches 50% of each non-bargaining participant’s contribution up to 8% of each participant’s eligible compensation. Frontier contributions for participants covered by collective bargaining agreements are determined based on the terms of those agreements. Frontier contributions for non-union and union participants are allocated to Plan investments following the same method of allocation as that for participant-directed investments.

For certain union employees covered by collective bargaining agreements, Frontier may contribute Employer Fixed Contributions, Employer Matching Contributions, Discretionary Contributions and Special Transition-Year Contributions  (each as defined by the Plan). Participants should refer to their respective bargaining agreements for all employer contribution requirements.

(c)     Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Frontier’s contribution and (b) investment earnings or losses, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on each participant’s investment election(s). The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.

(d)    Vesting

Participants are vested immediately in their contributions plus the allocated earnings thereon.  Participants become 100% vested in Frontier contributions and the related earnings on Frontier contributions upon disability, death or attainment of normal retirement age while an employee.  Except as otherwise noted, for any other termination of employment, the vesting schedule for Frontier contributions and related earnings is as follows:

Vesting
Years of Service	Percentage

Less than 2 years	0%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Employees that were previously part of the Frontier Communications Corporate Services Inc. Savings and Security Plan for West Region Hourly Employees that was merged into the Plan as of December 31, 2011 are fully vested after three years of service.  Certain employees that were previously part of the former AT&T 401(k) Plans that were merged into the Plan as of December 31, 2014 are fully vested after three years of service. Certain other employees, Frontier union employees and certain other employees covered by collective bargaining agreements are immediately 100% vested in all contributions and allocated earnings thereon.

 (e)    Notes Receivable from Participants

Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed plus 1%, and remains fixed at that rate for the term of the loan. The maximum loan repayment period is five years, or currently up to fifteen years for the purchase of a primary residence.  Loan repayments are after tax, and are credited to each participant’s account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan,  Fidelity Management Trust Company (the “Trustee”).  Any distribution following a participant’s termination of employment is reduced by any loan balance outstanding at the time of such distribution.

(f)     Payment of Benefits

Participants may keep any portion of their account in the Plan beyond the attainment of age 70 ½.  Inactive participants, after age 70 ½, must take the required minimum distribution of their balances on or before April 1st of the calendar year after they retire.

Upon termination of employment or permanent disability, a participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating participant's vested account balance does not exceed $1,000, the participant’s balance will be distributed automatically at that time.

In-service withdrawals from a participant’s vested account balance are also permitted under limited circumstances such as attaining age 59  ½ or financial hardship.

(g)    Forfeitures

Forfeitures of nonvested Frontier contributions are applied first to the payment of Plan administrative expenses, to the extent not previously paid by Frontier, with any excess being applied to reduce future contributions of Frontier.  Forfeited nonvested Frontier contributions of approximately $430,000 were used to partially fund Frontier contributions for the year ended December 31, 2015. As of December 31, 2015, forfeited nonvested Frontier contributions that remained to be used by Frontier totaled approximately $146,000.

(h)    Administrative Expenses

The administrative expenses of the Plan are paid by the Plan or by Frontier.  The majority of Plan administrative expenses paid by participants relate to investment management fees which are deducted from participant account balances.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(i)      Dividends

Dividends attributable to the participant’s interest in the Frontier Communications Corporation Common Stock Fund are reinvested in the Frontier Communications Corporation Common Stock Fund, unless the participant elects, in a manner approved by the Retirement Plan Committee of the Frontier Board of Directors, to receive dividends entirely in cash.  All cash dividends are received by the Trustee, and distributed to participants in cash no later than 90 days after the close of the Plan year.

(j)      Investments

The Plan’s investments are in a  Master Trust, which provides for the investment of assets of the Plan and another Frontier sponsored retirement plan. Each participating retirement plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee, who is responsible for the control and disbursement of the funds and portfolios of the Plan. Investment fees are charged against the earnings of the funds and portfolios.

Interest, dividends and net appreciation (depreciation) in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s participation in the various investment funds and portfolios that comprise the Master Trust as a percentage of the total participation in such funds and portfolios.

The Verizon Common Stock Fund and the AT&T Common Stock Fund are closed to new contributions or exchanges.  However, any amounts invested in these funds will remain unless a participant changes their investment options.  A participant can exchange out of investments in these funds into any of the other investment options under the Plan, except for the Frontier Common Stock Fund.

A participant is restricted from investing more than 15% of current contributions in the Frontier Communications Corporation Common Stock Fund.

(k)     Registered Investment Company Fees

Investments in registered investment companies (mutual funds) are subject to sales charges and annual fees for marketing and distribution costs of the funds. These fees are deducted prior to the allocation of the investment earnings activity and thus not separately identifiable as an expense of the Plan.

(2)     Summary of Significant Accounting Policies

(a)     Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)   Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from these estimates.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(c)     Investments

The Master Trust’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust. The Plan’s interest in collective trusts are valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end. Common stock is valued at its quoted market price as of the end of the Plan year.  Money market funds are valued at the net asset value of the shares held at year-end. In addition, the Plan offers a brokerage option, BrokerageLink, whereby participants invest in publicly traded registered investment companies not offered directly by the Master Trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  The net appreciation/depreciation in fair value of investments in the Master Trust consists of the net realized gains and losses on the disposal of investments during 2015 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Master Trust as of December 31, 2015.

(d)     Payment of Benefits

Benefits to participants are recorded when paid.

(e)      Notes Receivable from Participants

Notes receivable from participants are stated at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

(f)     Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962),  and Health and Welfare Benefits Plans (Topic 965) including Part 1 –Fully Benefit-Responsive Investment Contracts, Part II –Plan Investment Disclosure and Part III –Measurement Date Practical Expedient – Consensuses of the FASB Emerging Issues Task Force.  This ASU is effective for all plans with fiscal years beginning after December 15, 2015.  Early adoption is permitted and the Plan has elected to adopt Part II of the ASU on a retrospective basis as of December 31, 2015.  The amendments in Part II of the ASU remove the requirement to disclose investments that represent 5% or more of total net assets, eliminate certain fair value related disclosures, and remove the requirement to disclose the net appreciation or depreciation in the investments of the plan by the type of investment. Additionally, information reported as of December 31, 2014 has been modified to reflect these changes.

(g)     Reclassifications

In connection with the issuance of ASU No. 2015-12, additional clarification was provided related to the treatment of indirectly held investment contracts.  Prior to this clarification, there was diversity in practice as to the presentation of stable value funds and common/collective trust funds that held fully benefit responsive investment contracts.  The new guidance clarifies that these funds should be

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

presented at the net asset value. Accordingly, the 2014 financial information has been adjusted to reflect this change in presentation and to eliminate the fair value to contract value adjustment.

(3)     Investment in Master Trust

The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants.  Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust.  At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 93% in each period.

The following table presents the fair values of investments for the Master Trust as of December 31, 2015 and 2014:

	2015	2014

Frontier Common Stock	$24,735,969	$34,249,687
Verizon Common Stock	108,993,863	123,176,811
AT&T Common Stock	107,272,484	114,455,799
BrokerageLink Common Stock	1,962,975	1,312,105
Registered Investment Companies	1,152,146,667	1,115,514,032
Collective Trusts	172,309,892	176,860,351
Money Market Funds	6,402,324	3,378,427
Investments, at fair value	1,573,824,174	1,568,947,212

Receivables	106,481	25,761

	$1,573,930,655	$1,568,972,973

Investment income (loss) of the Master Trust for the year ended December 31, 2015 is as follows:

Net depreciation in fair value of investments	$(77,717,042)
Interest and dividends	77,467,210

$(249,832)

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

Fair value is defined under U.S. GAAP as the exit price associated with the sale of an asset or transfer of a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value under U.S. GAAP must maximize the use of observable inputs and minimize the use of unobservable inputs. In addition, U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

The input levels in the hierarchy of fair value measurements are  as follows:

Input Level	Description of Input
Level 1	Observable inputs such as quoted prices in active markets for identical assets.
Level 2	Inputs other than quoted prices in active markets that are either directly or indirectly observable.
Level 3	Unobservable inputs in which little or no market data exists.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

The following tables represent the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	Master Trust Fair Value Measurements at December 31, 2015
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$24,735,969	$24,735,969	$-	$-
Verizon Communications Inc.
Common Stock	108,993,863	108,993,863	-	-
AT&T Inc. Common Stock	107,272,484	107,272,484	-	-
BrokerageLink Common Stock	1,962,975	1,962,975	-	-
Registered Investment Companies	1,152,146,667	1,152,146,667	-	-
Collective Trusts	172,309,892	-	172,309,892	-
Money Market Funds	6,402,324	-	6,402,324	-
Total investments at fair value	$1,573,824,174	$1,395,111,958	$178,712,216	$-

	Master Trust Fair Value Measurements at December 31, 2014
	Total	Level 1	Level 2	Level 3
Frontier Communications Corporation
Common Stock	$34,249,687	$34,249,687	$-	$-
Verizon Communications Inc.
Common Stock	123,176,811	123,176,811	-	-
AT&T Inc. Common Stock	114,455,799	114,455,799	-	-
BrokerageLink Common Stock	1,312,105	1,312,105	-	-
Registered Investment Companies	1,115,514,032	1,115,514,032	-	-
Collective Trusts	176,860,351	-	176,860,351	-
Money Market Funds	3,378,427	-	3,378,427	-
Total investments at fair value	$1,568,947,212	$1,388,708,434	$180,238,778	$-

(4)    Related Party Transactions

Certain investments in the Master Trust are in shares of registered investment companies and a  collective trust that are managed by Fidelity Management Trust Company.  Fidelity Management Trust Company acts as the trustee as defined by the Plan and, therefore, transactions involving these assets  qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

The Master Trust held Frontier common stock amounting to $24,735,969 and $34,249,687 as of December 31, 2015 and 2014, respectively.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(5)     Plan Termination

Although it has not expressed any intention to do so, Frontier has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Act. In the event of plan termination, participants will become 100% vested in their accounts.

(6)     Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated October 28, 2013, indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan.  Although the Plan has been amended, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

During 2015, the IRS closed an audit of the Plan with no issues noted.

(7)     Risks and Uncertainties

The Plan offers a number of investment options including Frontier’s common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Master Trust’s exposure to a concentration of issuer risk is limited by the diversification of investments across all participant-directed fund elections except for the Frontier Communications Corporation Common Stock Fund, Verizon Communications Inc. Common Stock Fund, and AT&T Inc. Common Stock Fund, each of which is invested in the security of a single issuer. Additionally, the investments within certain participant-directed fund elections may be further diversified into varied financial instruments

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(8)     Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation from the financial statements to the Form 5500 at December 31, 2015 and

         2014:

	2015	2014

Net Assets Available for Benefits per the Financial Statements	$1,521,259,386	$1,506,338,476

Contract value to fair value adjustment reflected
on Form 5500	-	2,479,547

Net Assets Available for Benefits per the Form 5500	$1,521,259,386	$1,508,818,023

Net Increase in Net Assets Available for Benefits per the
Financial Statements	$6,785,273

Contract value to fair value adjustment reflected
on Prior Year Form 5500	(2,479,547)

Net Income per the Form 5500	$4,305,726

(9)    Subsequent Events

On April 1, 2016, Frontier completed its acquisition of Verizon’s wireline properties in California, Florida, and Texas for a purchase price of $10,540 million in cash and assumed debt (the Verizon Transaction), with adjustments for working capital, pursuant to the February 5, 2015 Securities Purchase Agreement, as amended. Upon completion of the Verizon Transaction, Frontier operates these former Verizon properties, which included approximately 3.3 million voice connections, 2.1 million broadband connections, and 1.2 million FiOS® video connections as of December 31, 2015. In connection with the Verizon Transaction, total assets of $303 million were transferred into the Frontier Communications 401(K) Savings Plan.

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

EIN #06-0619596 Plan #005

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2015

(a)	(b)	(c) and (d)	(e)

	Identity of Issuer	Description of Investment	Current Value

*	Participant loans	Maturing in 1 to 22 years, with interest
		rates ranging from 3.25% to 9.50%	$53,468,464

*Party-in-interest as defined by ERISA

FRONTIER COMMUNICATIONS 401(k) SAVINGS PLAN

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Frontier Communications 401(k) Savings Plan

By   /s/   Donald Daniels

Donald Daniels

Senior Vice President and Controller

(On behalf of Frontier Communications Corporation as Plan Administrator)

June 22,  2016

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements on Form S-8 (Nos. 333-91054 and 333-203625) of Frontier Communications Corporation of our report dated June 22, 2016, relating to the statements of net assets available for benefits of the Frontier Communications 401(k) Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015, which report appears in the Annual Report on Form 11-K.

/s/ Insero & Co. CPAs, LLP

Certified Public Accountants

Rochester, New York

June 22,  2016